LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780
WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000
FACSIMILE (202) 362-2902
www.LuseLaw.com

(202) 274-2030	rgarabedian@luselaw.com

August 25, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attn.:	Michael R. Clampitt, Esq.
Mail Stop 4561

Re:	Kaiser Federal Financial Group, Inc. (Registration No. 333-167179)
Registration Statement on Form S-1

Dear Mr. Clampitt:

On behalf of Kaiser Federal Financial Group, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended S-1”).  Set forth below are the Company’s responses to the Staff’s comment letter dated June 23, 2010.  The responses correspond to the numbered comments in the comment letter.  In addition to these revisions, the Company’s Prospectus has been revised in response to comments received from the Office of Thrift Supervision (“OTS”).  The Amended S-1 has been blacklined to reflect changes from the original filing and also includes updated financial information for the fiscal year ended June 30, 2010.

Form S-1 filed May 28, 2010

General

1.
We note that you are offering shares of common stock in the subscription offering to your tax-qualified employee benefit plans, including Kaiser Federal Bank’s 401(k) plan.  Please tell us why you have not registered the offer and sale of Kaiser Federal Financial Group, Inc. common stock to participants in the 401(k) plan.

The Company has subsequently decided to offer shares of its common stock to participants in the Kaiser Federal Bank 401(k) Plan and has registered 360,600 participation interests on the front cover of the Amended S-1.

Securities and Exchange Commission
August 25, 2010

2.
We note that you filed a registration statement on Form S-1 on September 27, 2007 and that the filing was declared effective on November 9, 2007.  We also note, however, that the registrant made no ’34 Act filings subsequent to the date the registration statement became effective.  Please tell us how you concluded that you did not have a continuing reporting obligation under Section 15(d) of the Securities Exchange Act of 1934 after the registration statement was declared effective.  Please note that we are aware that the offering was terminated after the registration statement was declared effective, that a post-effective amendment on Form S-1 was filed on December 17, 2007 for the purpose of deregistering the shares relating to the offering and that the post-effective amendment was declared effective on December 20, 2007.

As discussed with the Staff, the Company has had no assets, liabilities or operations since its formation in 2007.  However, due to the requirement under Section 15(d) of the Securities Exchange Act of 1934 to file exchange act reports through the filing of a Form 10-K following an effective registration statement, the Company has filed Form 10-Qs for the quarters ended September 30, 2007, December 31, 2007 and March 31, 2008 and a  Form 10-K for the fiscal year ended June 30, 2008 all on July 29, 2010, reflecting the Company’s financial condition and results of operations as of and for those reporting periods. The Form 10-K includes an audit report of Crowe Horwath, LLP, the Company’s independent registered public accounting firm in 2008.

3.	To the extent applicable, please revise future Exchange Act filings by Kaiser Federal Financial Group, Inc. to address the comments below.

The Company acknowledges this comment.

4.	Prior to the effectiveness of the registration statement, please provide the staff with a letter from FINRA indicating whether FINRA objects to the selling agent arrangements in this offering.

The Company will provide the staff a copy of the FINRA non-objection letter upon receipt.

Prospectus Cover Page

5.
Please confirm that the company will not use the prospectus before the effective date of the registration statement.  In the alternative, please revise to include an appropriate “subject to completion” legend on the cover page of the prospectus.  Refer to Item 501(b)(10) of Regulation S-K.

The Company confirms that it will not use the prospectus before the effective date of the registration statement.

Securities and Exchange Commission
August 25, 2010

Risk Factors, page 20

Further deterioration of economic conditions, page 20

6.
Please revise this risk factor to disclose the percentage of loans delinquent 90 days to total loans for both periods presented.  Please also revise to disclose the percentage of non-performing loans to total loans for both periods.  We note the disclosure on page 36 of the percentage of non-performing loans to total loans.  In addition, disclose whether the ratios have improved or deteriorated since March 31, 2010.

The disclosure has been revised as requested on page 20.

There may be a decrease in stockholders’ rights…. page 33

7.	Revise the caption to change the word “may” to “will.” In addition, use bullets instead of (i), (ii), etc.

The disclosure has been revised as requested on page 34.

Management, page 117

Transactions with Certain Related Persons, page 131

8.	Please revise this section to disclose the information required by Item 404(b) of Regulation S-K.

Please see the disclosure on page 131.

Proxy Statement/Prospectus

Management, page 33

9.
Please revise to disclose whether, and if so how, the nominating committee considers diversity in identifying nominees for director.  If the committee has a policy with regard to the consideration of diversity in identifying director nominees, describe how this policy is implemented, as well as how the committee assesses the effectiveness of its policy.  Refer to Item 407(c)(2)(vi) of Regulation S-K.

The disclosure has been revised as requested on page 24 of the Proxy Statement/Prospectus.

10.	Please revise to include the disclosure required by Item 407(h) of Regulation S-K.

The disclosure has been revised as requested on page 22 of the Proxy Statement/Prospectus.

Securities and Exchange Commission
August 25, 2010

We trust the foregoing is responsive to the staff’s comments.  The Company wishes to have the registration statement declared effective as soon as possible.  We therefore request that the staff advise the undersigned at (202) 274-2030 or Benjamin Azoff of this office at (202) 274-2010 as soon as possible if it has any further comments.

Respectfully,

/s/ Richard S. Garabedian

Richard S. Garabedian

Enclosures
cc:	Matt McNair, Esq.
Kay M. Hoveland, President and Chief Executive Officer
Dustin Luton, Chief Financial Officer
John F. Breyer, Jr., Esq.
Dave M. Muchnikoff, Esq.
Benjamin Azoff, Esq.